

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 4, 2010

Via U.S. Mail and Fax
Mr. Roderick Macutay
President, Treasurer, and Director
E-Dispatch Inc.
800 Bellevue Way, Suite 400,
Bellevue, WA   98004

> **RE:** **E-DISPATCH INC.**
> **Form 10-K for the year ended March 31, 2009**
> **Filed July 13, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 333-151212**

Dear Mr. Macutay:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director